

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

>   **Re: ABCO Energy, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed March 30, 2012**
>   **File No. 024-10226**

Dear Mr. O'Dowd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

1. Please revise the offering statement to provide the information required by Part I of Form 1-A, including negative responses to the items therein to the extent applicable. We may have further comments on your offering statement after reviewing the added disclosure.

2. Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it is unclear why you refer throughout your offering statement to registration, public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate. In this regard, we note the first two full risk factors on page 16, your disclosure on page 21, the last paragraph of

page 29, the last two paragraphs on page 31, the third paragraph on page 36, the heading on page 37 that reads "Description of Securities To Be Registered," the last paragraph on page 39, and elsewhere as applicable.

3. Please sequentially number the offering statement (in addition to any internal numbering which otherwise may be present) from the first page of the document through the last page and any exhibits or attachments thereto. Also include the total number of pages contained in a numbered original on the first page of the offering statement. See Rule 252(b) of Regulation A.

Part II—Offering Circular
Cover Page, page 2

4. Please revise your first paragraph to indicate the price to the public of the shares being offered.

5. It is unclear why you refer to the "resale" of shares in the first paragraph of the cover page when you appear to be conducting a direct offering. Please revise to clarify.

6. Please provide the mailing address of your principal executive offices including the zip code and telephone number, the name(s) of the underwriter(s), the approximate commencement date of the proposed sale to the public and the termination date of the offering on the cover page of the offering circular.

7. Please revise your disclosure to clarify the meaning of "the Power Purchase Agreement" noted in the second bullet point on pages two and five.

8. Revise to include a footnote to the table indicating the amount of expenses of the offering that are to be paid by the company including underwriting expenses.

Offering Circular Summary, page 5
Business Overview, page 5

9. Please revise your disclosure to clarify the reference to "Technologies, Inc." in the first paragraph of this section.

10. We note your statement that "ABCO Energy, Inc. is … doing business as 'ABCO Solar'…." We also note that "ABCO Energy, our holding company holds 100% of the outstanding common shares of ABCO Solar, Inc. and AEFC." Please revise to clarify if ABCO Energy is doing business as ABCO Solar and/or if ABCO Energy has a subsidiary ABCO Solar, Inc. If the company has a subsidiary ABCO Solar, Inc., please revise to indicate the business conducted by the subsidiary.

11. We note that you are operating in Tucson, Arizona, Phoenix, Arizona, Williams, Arizona and Newark, New Jersey. Please clarify which locations the company owns and which locations are joint ventures.

General Introduction, page 6

12. We note your statement in the first paragraph of this section that you have statewide approval as a registered solar products installer. Please revise here to clarify if you are referring to Arizona and to clarify your status in New Jersey. In this regard, we note your reference to operations in Newark, New Jersey in the last paragraph of page five and elsewhere.

13. Please also revise the first paragraph to provide the basis for your statement that other states in which you open operations "will" grant you reciprocity. We note a similar statement under Description of Products on page 32.

14. Please revise to clarify your disclosure regarding the "similar goals" Texas has with respect to alternative energy as referenced in the fourth paragraph of this section.

Risk Factors, page 8
Compliance With Environmental Regulations Can Be Expensive . . . , page 12

15. We note your reference in this risk factor to discharging toxic, volatile and hazardous chemicals in future research, development and manufacturing activities. You do not appear to discuss plans for these activities elsewhere in the offering circular. Please revise where appropriate to clarify the extent to which you intend to engage in such activities or consider revising this risk factor accordingly.

Since The Solar Products We Plan To Purchase Cannot Be Tested . . . , page 13

16. We note your statement in the last sentence of this risk factor that you plan to expand into the new home market. You do not appear to discuss these plans elsewhere in the offering circular. Please revise where appropriate to disclose material information regarding your plans to enter into the new home market.

Use of Proceeds, page 18

17. We note your statement that the table presents the use of proceeds if the offering is successful in full completion. Please revise to include a statement as to the use of proceeds if the offering is not completely successful and present the order in priority in which the use of proceeds will be applied.

18. We note your cover page indicates underwriting discount and commissions of $937,502. Your Use of Proceeds table indicates Brokerage commissions and expenses of

$1,300,000.   Please revise as appropriate or advise us of the differences and include a footnote on your cover page addressing any form of non-cash compensation paid.

19. Please revise footnote two on page 19 to clarify the term "Leased systems."

20. Please revise footnote four on page 19 to clarify whether the expenditures for advertising and promotional activities will be to promote your services to potential customers or to promote the offering. To the extent these items cover both types of promotional activities, please separately quantify your anticipated expenditures for each.

21. We note your disclosure in footnote five on page 19 that you currently have certain financial audits underway. Please advise us of which financial periods are currently being audited. Please note that to the extent you have audited financials for the periods required to be disclosed in the offering statement, you must provide them pursuant to Part F/S of Form 1-A and file a consent from your auditor as an exhibit to the offering statement.

22. We note your statement in footnote 5 that most of this expense has been incurred and will be recovered through the proceeds of the offering. Revise footnote 5 to indicate the amount of legal expenses and the amount of accounting expenses already incurred by the company.

23. We note you indicate in footnote 6 that other miscellaneous costs are included in the $100,000 figure. Please indicate the amount of miscellaneous costs in that figure.

Dilution, page 19

24. We are unable to locate the section entitled "Certain Transactions" that you refer to in the first sentence of page 20. Please revise or advise us of its location. In this regard, we note that it does not appear to be listed in the table of contents.

Dilution, page 19

25. Please revise your first paragraph to disclose the definition of what "net tangible book value" represents. We note your reference to "net book value".

26. Please revise to compare the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired during the past three years, or which they have a right to acquire to the investors contribution under the proposed offering and their effective cash contribution. Also compare the percentage ownership of the company of the officers, directors, promoters and affiliated persons to the ownership of the investors in this offering.

Charles O'Dowd
ABCO Energy, Inc.
April 27, 2012
Page 5

27. We note on page 20 that you computed dilution based on the gross offering proceeds. We also note the brokerage commission of $ 1.3 million disclosed in your Use of Proceeds section. Advise us why you believe that dilution should be based upon the gross offering proceeds instead of disclosing dilution based on the net offering proceeds. We may have further comment.

Plan of Distribution, page 20

28. It appears you are relying on Rule 415(a)(1)(ix) of Regulation C to conduct a continuous offering. Under that rule, the offering must commence promptly after qualification. Please disclose the jurisdictions in which the offering will commence promptly after qualification. Please disclose whether the offering will be registered in those jurisdictions or conducted under an exemption. If an exemption will be relied upon, please disclose the nature of the exemption.

29. We note your statement that "we are paying the expenses of the offering because we seek to: (1) become a fully reporting company with the Commission under the Securities Exchange Act of 1934 (the '1934 Act'); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the shares on behalf of the Company may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board." We are unclear as to why you make your statements regarding becoming a reporting company and enabling your stock to trade on the OTC Bulletin Board. Please note that the Form 1-A offering upon qualification does not necessarily create a 1934 Exchange Act reporting obligation. Additionally, please revise your disclosure under the section "There Is No Current Market For Our Shares" on page 22 and the section "Reports to Security Holders" on page 39 as appropriate.

There Is No Current Market For Our Shares, page 22

30. It appears that certain warnings have been placed on your stock in connection with its quotation on the OTC Pink market. Please revise your disclosure on the top of page 22 to disclose the "Stop" warning shown at http://www.otcmarkets.com/stock/enyc/quote. Please also revise to disclose the OTC Markets tier on which your securities are quoted.

Management's Discussion and Analysis, page 23

31. Please revise the first paragraph of this section to clarify that the only statements which are "not historical facts" are the forward-looking statements contained in your discussion.

32. Please revise to clarify the last sentence of the first paragraph of this section. In this regard, it appears to suggest that all of your financial information is report in accordance with GAAP, but also should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

33. Please also revise to clarify your reference to "trends in company-owned" in the third paragraph of this section.

34. Please revise your disclosure to provide the basis for your statement in the first bullet point on page 23 that your current backlog and product sales indicators suggest a "50/50" split between residential and commercial customers in 2012.

35. Please revise your disclosure in the last bullet point on page 23 to provide the basis for your statement that "leased systems in the industry are projected to account for nearly 90% of residential installations in 2011."

36. Please revise the first sentence of page 24 to clarify the meaning of "compete in this market condition."

Results of Operations, page 27

37. We note the revenue and expense amounts for the year ended December 31, 2011 presented here are not consistent your Statement of Operations on page 43. Please revise and update your discussions accordingly.

Fiscal Year 2011 Compared to Fiscal Year 2010, page 28

38. We note your statement that "Financial institutions and suppliers restrict the acquisition of product to their own supply" in the last sentence of the second paragraph of this section. Please revise to clarify how this statement is applicable to financial institutions. For example, if you are referring to financing provided by the supplier please revise accordingly.

39. Please explain your statement "our offering included an 8% dividend that was classified as interest expense on these financial statements."

Liquidity and Capital Resources, page 28

40. Please delete the word "million" in the first sentence of page 29 unless the use of that word was intentional.

41. We note the first sentence of the fifth paragraph on page 29. Please provide the basis for your belief that cash flows from operating activities will contribute positively towards funding your operations when such cash flows have been negative over the past two

years. Furthermore, revise to clarify why you believe existing cash flows and your cash balance will be sufficient to fund "expansion commitments." Also, please revise your disclosure in the offering statement to discuss such "commitments."

42. We note your statement "we believe that the registration of the resale of shares on behalf of our existing security holders may facilitate the development of a public market …." We note that your cover page and the section "The Offering" state that the company is selling the common stock. Additionally we note your statement in the section Plan of Operation on page 31 that "we are bearing all costs relating to the registration of the common stock … at approximately $75,000. The selling security holder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock." Revise your disclosure, throughout your document, to clarify that the company is selling the common stock and that there are no selling security holders, if true.

Statements of Cash Flows, page 30

43. Please revise the table in this section to clarify which column relates to which year.

44. We note your statement that "the infusion of capital will accelerate our growth and profitability." Provide us your basis for the statement that additional capital will accelerate your profitability. We may have further comment.

Business Facilities, page 32

45. Please revise this section to provide the name of the joint venture partner with which you work in New Jersey. Please also revise the offering statement, where appropriate, to describe the material terms of your relationship with this joint venture partner. Also file the agreement with the joint venture partner as an exhibit or advise us why the agreement does not need to be filed.

Description of Products, page 32

46. Provide the basis for your statement that "other states in which we open operations will grant us reciprocity for our electric and solar installer licensing nationwide."

Competition, page 32

47. Please revise to clearly state the principal methods of competition in the industry.

Competitive Advantages, page 32

48. Please revise to provide the basis for your statement that you are located in "the highest rated solar market in the USA."

Current Business Focus, page 33,

49. In Note 5 to your financial statements you describe your subsidiary AEFC as a fully licensed and government registered leasing and financing organization. In your offering circular, please provide additional disclosure of any material existing or probable government regulation applicable to your leasing and financing efforts.

50. Please also provide more fulsome disclosure of existing and probable government regulation of your business, including a description of government incentive programs and, to the extent known, the expiration of any such programs.

Employees, page 34

51. Please revise this section to describe the number of your employees that are employed full time.

Property Description, page 34

52. We note that you do not discuss your property in New Jersey or any property in Williams, Arizona. Please advise or revise.

Management, page 34

53. Please revise the description of Mr. O'Dowd's business experience by providing the dates during which he was past VP of the Southern Arizona Small Business Association and by clarifying the specific positions he held during the past five years, including the dates between which he held each position.

54. Please revise the description of Mr. Shorey's business experience by providing the names of the companies where he has held "financial positions" in the past five years, along with the dates between which he held each position and a more detailed description of such positions. Furthermore, please provide the name of the firm where Mr. Shorey was an auditor and please provide the approximate number of hours per week Mr. Shorey will devote to the company.

55. Please revise the description of Mr. Marx's business experience by clarifying his principal occupations and employment during the past five years, including the dates between which he held each position. Please also clarify the capacity in which he serves fire and emergency service organizations.

Charles O'Dowd
ABCO Energy, Inc.
April 27, 2012
Page 9

Compliance with Section 16(a) of The Exchange Act, page 36

56. We note your statement that "the Company believes that to date, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met." We do not understand your statement. The company does not have a registered class of equity securities. Please revise as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 36

57. Please revise the table here to add a row showing the totals for all officers and directors as a group and the number of officers and directors in the group. Also add a row addressing the beneficial ownership held by Mr. Wayne Marx.

Remuneration of Directors and Officers, page 36

58. We note that Mr. O'Dowd received remuneration in his capacity as President as both an employee and consultant. Please revise to provide additional disclosure on this arrangement.

59. Please add a column indicating the total compensation received for each person. Also revise the "Aggregate remuneration" column to clarify that it is "Salary".

60. Please revise to provide additional disclosure on the consulting arrangement you have with Mr. Shorey. For example, it is unclear how you calculate the payments to be made under that arrangement.

61. We note your statement on the cover page that "the company has no equity compensation plans and individual compensation arrangement and does not intend to enter into any equity compensation plans and individual compensation arrangement in the future." We note that Mr. O'Dowd has a salary and an oral consulting arrangement and Mr. Shorey has an oral consulting arrangement. Please revise your cover page statement or advise us as applicable.

62. It appears that the company is party to oral contracts that would be required to be filed as exhibits if they were written, you must provide a written description of the oral consulting contracts as exhibits to the offering statement.

Interest of Management and Others in Certain Transactions, page 37

63. Please revise to clarify the meaning of the second sentence of this section. In this regard, it is unclear why you state the shares "will be" restated. Also, it is unclear what you mean by "new shares issued to the shareholders of ENYC for approximately 9% of the resulting shareholdings pre-acquisition." Finally, it appears you intend to refer to "1,375,730" shares rather than "1,375.730." If true, please revise to clarify.

<u>Certification of Financial Statements, page 41</u>

64. We note you provided a management certification herein. Please tell us the purpose of such certification in the context of Form 1-A requirements, or amend to remove such certification from your offering statement.

<u>Financial Statements</u>
<u>General</u>

65. The financial statements should be updated, as necessary, to comply with Form 1-A, Part F/S.

66. We note the share exchange agreement and merger of ABCO Energy Inc., and ENYC effective July 1, 2011. Please revise to include the required pre merger historical financial statements of the acquired business and pro forma financial information as required by Form 1-A, Part F/S, paragraphs 3 and 4 or tell us why they are not required.

<u>Balance Sheet as of December 31, 2010, page 42</u>

67. We note that the total of the assets does not foot to $ 322,783. Please revise.

<u>Consolidated Statement of Operations, page 43</u>

68. We note your disclosure in Note 9, that you have included preferred dividends in the interest expense. Please revise to present separately preferred dividends on the face of the income statement below net (loss) or show us why your presentation is appropriate.

<u>Consolidated Statements of Cash Flows, page 45</u>

69. We note you have included a subtotal within your cash flows from operating activities for net income less non-cash items. Please remove this subtotal from future filings as this presentation is not contemplated in FASB ASC 230.

70. We note your disclosure in investing activities "investment in subsidiaries" of $ 18,991. It appears to us that this intercompany transaction should have been eliminated in consolidation. Please revise or tell us the nature of this cash flow, the basis for your presentation and how it is appropriate.

71. We note your disclosure in non-cash investing and financing activities that you acquired inventory and intangibles by issuance of common stock in the acquisition transaction. However, you have included the non-cash acquisition of assets (e.g., inventory, intangibles etc.,) and the corresponding issuance of common stock in cash flows from operating, investing and financing activities respectively. Please revise or advise.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 47

72. We note you generate revenue from sales, installation and leasing fees. Please revise to expand your revenue recognition policies followed relating to each of your revenue stream. To enhance an investor's understanding of your business, please quantify each revenue stream for each period presented.

73. We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise your disclosures to clarify how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated). If applicable, please highlight whether there are differences between major classes of customers (e.g. sales, installation and leasing) and/or differences among standard products versus customized orders. In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

74. We note your disclosures in the risk factor 14 on page 13 that you could be subject to unexpected warranty expense. Please revise to disclose the warranties you provide relating to your products and services, your warranty obligations and the related accounting policies.

Accounts Receivable, page 47

75. We note you disclose concentrations in your accounts receivable from government agencies. We also note that you purchase products from a limited number of suppliers. Please revise to disclose your dependence on major customers and major vendors and provide the disclosures as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Note 3 – Share Exchange Agreement between ABCO Energy, Inc and Energy Conservation Technologies, Inc. (ENYC), page 49

76. We note the exchange agreement and merger between ABCO Energy, Inc and ENYC effective July 1, 2011. Please revise to disclose (i) the legal acquirer, (ii) the accounting acquirer, (iii) assets acquired and liabilities assumed, (iv) how you accounted for the acquisition transaction (e.g., business combination, reverse merger, recapitalization, combination of entities under common control, etc.) and why it is appropriate, and (v) provide the disclosures as required by FASB ASC 805-10-50 as applicable.

77. We note your disclosure that you issued 120,000 shares to consultants who were instrumental in the completion of the transaction and such service payments have been recorded as goodwill. Considering the nature of the transaction, it appears to us that such

consulting services should be expensed as transaction costs in accordance with FASB ASC 805-10-25-23 rather than capitalized as goodwill. Please revise your financial statements accordingly or explain to us in detail the nature of the services provided and the basis for capitalizing these services as goodwill and how it is appropriate. Provide us the specific accounting literature that supports your position.

Note 5 – Alternative Energy Finance Corp, page 50

78. Please show us how the photovoltaic systems you own that are leased are presented in your financial statements. In your response, please ensure to include how you account for your leased assets, financing transactions and how these activities are presented in your consolidated balance sheets, statements of income and statements cash flows. Revise your disclosures as appropriate.

Index to Exhibits, page 52

79. Please revise the index to identify the location of each exhibit under the sequential page numbering system for the Form 1-A. See Item 1(c) of Part III of Form 1-A.

Signatures, page 53

80. Please revise the signature page to conform to Form 1-A. In this regard we note references to "Registrant" and "Registration Statement" among other differences.

Exhibits

81. We note that your articles of incorporation were also amended on October 31, 2011 according to the Nevada Secretary of State's website. Please file such amendment as an exhibit to the offering statement. To the extent this amendment is not the one whereby the company's name was changed to ABCO Energy, Inc., please also file the amendment by which the company's name was changed.

82. We note that you have filed a management operating agreement, but have not filed any bylaws for the company. Please advise us whether the management operating agreement is intended to function as the bylaws of the company under Nevada law.

83. Please file the agreement you have with your joint venture partner in New Jersey as an exhibit to the offering statement or advise us of why you believe that is not required pursuant to Item 2(6) of Part III of Form 1-A.

84. Please file a legality opinion as an exhibit to the offering statement. See Item 2(11) of Part III of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director